UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-Not Applicable    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: September 29, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Appointment of Chief Compliance Officer (Senior Management Personnel) of HDFC Bank Limited (“the Bank”)

September 29, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Appointment of Chief Compliance Officer (Senior Management Personnel) of HDFC Bank Limited (“the Bank”)

We wish to inform you that based on the recommendations of the Audit Committee and the Nomination and Remuneration Committee, the Board of Directors of the Bank, vide circular resolution passed today at 03.58 p.m. (IST), has approved the appointment of Mr. Rakesh Kumar Rajput as the Chief Compliance Officer (“CCO”) of the Bank, as per the provisions of the Banking Regulation Act, 1949, for a period of 3 (three) years, with effect from October 1, 2023 to September 30, 2026 in place of Mr. Arun Mohanty, who will retire on September 30, 2023.

The Bank places on record its appreciation for the contribution made by Mr. Arun Mohanty during his tenure and wishes him the best for his future endeavours.

A brief profile of Mr. Rajput is given below

Mr. Rakesh Kumar Rajput started his career in 1994 with Indian Bank as a Probationary Officer. He joined RBI in July 1995 (Batch topper) as Assistant Manager in Department of Banking Supervision, CGM’s office and rose through the ranks during his 26-year stint with RBI to the position of General Manager, Department of Banking Supervision in Mumbai at the time of his movement to HDFC Bank as the Deputy Chief Compliance Officer in May 2022.

He carries excellent regulatory inspection experience as he had been the SSM for Citibank, Amex, Bank of India, SBI Cards and SBI along with other smaller MNC banks and had also performed multiple roles in RBI apart from being in Department of Supervision which has given him deep insights into compliance aspects.

Since his appointment as the Deputy CCO of the bank in May 2022, Mr. Rajput has been an invaluable asset for the bank on account of his extensive and in-depth regulatory experience. He has demonstrated a profound understanding of the intricate regulatory landscape that governs the Indian Banking industry and along with the CCO has been instrumental in guiding the bank through complex regulatory challenges and in developing a robust compliance culture in the bank.

Mr. Rajput also possesses a strategic mindset that extends beyond mere adherence to compliance standards. He has consistently shown the ability to align our compliance strategies with the broader organizational goals, ensuring that compliance is a catalyst for the bank’s sustainable growth. He has helped the CCO in fostering a culture of diligence, hard work and accountability in the Compliance team and his leadership has not only resulted in robust compliance outcomes but also garnered the respect and admiration of the bank’s compliance team and across other departments.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary